                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                Hawk Corporation
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                       (Name of Subject Company (Issuer))

                      Hawk Corporation (Offeror and Issuer)
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            (Name of Filing Person(s) (Identifying Status as Offeror,
                            Issuer or Other Person))

                              Class A Common Shares
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                         (Title of Class of Securities)

                                    420089104
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                      (CUSIP Number of Class of Securities)

                        Marc C. Krantz or Michele L. Hoza
      Kohrman Jackson & Krantz P.L.L., 1375 East Ninth Street, 20th Floor,
                       Cleveland, OH 44114 (216-696-8700)
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

---------------------------------------     ----------------------------------
     Transaction valuation*                      Amount of filing fee*
---------------------------------------     ----------------------------------
          $ 2,565,446                                    $208(1)
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         *Calculated solely for purposes of determining the filing fee. The amount assumes that options to purchase 278,550 shares of stock of Hawk will be exchanged pursuant to this offer. The average aggregate value of each option to purchase one share of common stock of Hawk is $9.21 as of June 25, 2003. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:       n/a                 Filing Party:     n/a
                           -----------------                   ----------------
Form of Registration No.:     n/a                 Date Filed:       n/a
                           -----------------                   ----------------

|_| Check the box if the filing related solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|    third-party tender offer subject to Rule 14d-1.
|X|    issuer tender offer subject to Rule 13e-4.
|_|    going-private transaction subject to Rule 13e-3.
|_|    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

-----------------
(1) Previously paid.

This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Hawk Corporation ("Hawk") with the Securities and Exchange Commission on June 27, 2003 (the "Schedule TO") is the final amendment reporting the results of our offer to employees of Hawk or one of our subsidiaries who are not members of our board of directors (the "Eligible Employees") to exchange all outstanding options to purchase shares of our Class A common stock, par value $0.01 per share (the "Shares"), having an exercise price of $6.00 per share or more for new options to be granted under Hawk's 1997 Stock Option Plan and 2000 Long Term Incentive Plan (collectively, the "Hawk Plans") upon the terms and conditions set forth in the Offer to Exchange dated June 27, 2003 (the "Offer to Exchange"), previously filed as Exhibit (a)(1) to the Schedule TO and the related election form, previously filed as Exhibit (a)(3) to the Schedule TO.

ITEM 4.    TERMS OF THE TRANSACTION.

      Item 4 is amended and supplemented as follows:

The Offer to Exchange, including all withdrawal rights, expired at midnight, Eastern Time, on July 28, 2003. A total of 65 Eligible Employees participated in the Offer to Exchange. Promptly upon expiration of the Offer to Exchange, Hawk accepted for cancellation options to purchase an aggregate of 268,850 Shares, representing approximately 96% of the Shares subject to options that were eligible to be exchanged under the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will grant new options under the Hawk Plans to purchase an aggregate of 254,630 Shares on or about January 30, 2004 in exchange for the options tendered and accepted pursuant to the Offer to Exchange.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 30, 2003                   HAWK CORPORATION


                                       /s/ Thomas A. Gilbride
                                       ---------------------------------
                                       Thomas A. Gilbride
                                       Vice President - Finance and Treasurer


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